Exhibit 99.1



PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW'S SHARES TO TRADE ON THE NASDAQ NATIONAL MARKET

Montréal, Canada, April 27, 2004 – Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that its common shares have been approved for trading on the Nasdaq National Market. TIW's common shares are currently trading on The Nasdaq SmallCap Market and will be moved-up for trading on the National Market under the symbol "TIWI" starting on Wednesday, April 28, 2004.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are also listed on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca